Occidental Petroleum Corporation	Greenway Plaza, Suite 110, Houston, Texas 77046-0521 P.O. Box 27570, Houston, Texas 77227-7570 713.215.7000

Via Edgar

September 8, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:    H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:    Occidental Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-09210

Dear Mr. Schwall:

We are responding to your comment letter dated August 28, 2017 related to our Form 10-K for the Fiscal Year Ended December 31, 2016. For ease of reference, we have repeated the Staff’s comments in bolded text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Business Review, page 15
Proved Undeveloped Reserves, page 18

1.
We note from your response to prior comment 2 that, to ensure compliance with Rule 4-10(a)(31) of Regulation S-X, you remove proved undeveloped reserves (“PUDs”) which remain undeveloped after five years from initial disclosure. Tell us the steps routinely taken to review your development plan annually and to evaluate interim and annual changes in the development schedule to determine whether your PUDs continue to meet the requirements for disclosure. For additional guidance, refer to Question 131.04 in our Compliance and Disclosure Interpretations.

Response to Comment 1:
We acknowledge the Staff’s comment and advise the following relevant to our annual review of our development plan and related review of our PUDs locations.

Occidental Petroleum Corporation

We maintain a five year detailed field-level development plan, which includes the timing, location and capital commitment of wells to be drilled. The development plan is reviewed and approved annually by senior management with input from our asset managers. Per the guidance associated with Question 131.04 of the Compliance and Disclosure Interpretations, only PUDs which are reasonably certain to be drilled within five years of booking and are supported by a final investment decision to drill them are included in the development plan.

Annually a detailed review is performed by the Reserves Group and our asset managers of all PUDs on a lease-by-lease basis to assess whether PUDs are being converted on a timely basis within five years from the initial disclosure date. Any leases not showing timely transfers from PUDs to proved developed reserves are reviewed by senior management to determine if the remaining balance will be developed in a timely manner and has sufficient capital committed in the development plan in accordance with Rule 4-10(a)(31) of Regulation S-X. In the interim, two reviews are performed, which would identify any PUDs aging issues and changes from the development plan. If we determine that a PUDs location is not reasonably certain to be drilled within five years of initial booking and/or no longer has the capital commitment, we remove that PUDs location from our proved reserves.

We have a Corporate Reserves Review Committee (Reserves Committee), consisting of senior corporate officers, to review and approve the Company’s oil and gas reserves. The Reserves Committee reports to the Audit Committee of the Company's Board of Directors. We have retained Ryder Scott Company, L.P., independent petroleum engineering consultants, to annually review our oil and gas reserve estimation processes.

Critical Accounting Policies and Estimates, page 32
Oil and Gas Properties, page 33

2.
The revised disclosure provided in response to prior comment 4 states that observable forward strip prices for oil and natural gas are used as your basis for estimating future product prices in impairment testing. Further revise this disclosure to describe how you estimate future prices for production expected to occur beyond the period covered by forward strip prices.

Response to Comment 2:
We acknowledge the Staff’s comment. We will further revise our disclosure provided in prior comment 4 to describe how we estimate future prices for production expected to occur beyond the period covered by forward strip prices by including the following, to be modified as appropriate:
“…with prices subsequent to the last period covered by forward strip prices held constant as the benchmark price in our undiscounted future net cash flows, unless prices were contractually fixed.”

Occidental Petroleum Corporation

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (713) 215-7011.

Very truly yours,

/s/ Cedric W. Burgher
_____________________________________________________
Cedric W. Burgher
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation